August 5, 2005

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:	Seaspan Corporation

Common Shares

Registration Statement on Form F-1 (File No. 333-126762)

Dear Sirs and Mesdames:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the several underwriters, hereby join with Seaspan Corporation’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on August 8, 2005 at 2:00 p.m. or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 21, 2005.
(ii)	Dates of distribution: July 21, 2005 – August 3, 2005
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 9
(iv)	Number of prospectuses so distributed: approximately 34,600
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

We were advised on August 4, 2005 by the Corporate Finance Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Very truly yours,

Citigroup Global Markets Inc.

/s/ Pei-tse Wu
Name: Pei-tse Wu
Title: Director, Investment Banking